TRIPLE A MEDICAL, INC.

604 Creekview
Ovilla, Texas 75154
(972) 576-0066

October 29, 2008

Kathleen Collins, Accounting Branch Chief
And Melissa Feider, Staff Accountant
Division of Corporate Finance (Mail Stop 4561)
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Triple A Medical, Inc. [File No. 333-142979]

Dear Ms. Collins and Ms. Feider,

This letter is in response to your letter dated October 9, 2008 concerning Triple A Medical, Inc. Form 10-K for the period ended December 31, 2007, and Form 10-Q for the periods ended March 31, 2008 and June 30, 2008.

In your letter you note that you reviewed our 10-K and 10-Q filings to determine whether we are fully compliant with our disclosure requirements and noted that we should amend our reports.

The company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings:
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In that regard, we confirm that (1) the scope of disclosure controls and procedures for the relevant periods correspond in all respects to the definition of controls and procedures in Rule 13a-15(e) and (2) that we will amend our periodic reports to either recite the entire definition or clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in the rule.

We are amending our Form 10-K for the period ended December 31, 2007, and the Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008 to amend our certification disclosures. We are not amending any financial statement information.

We have amended the following:
ITEM 13: Exhibits:
Exhibit 31.1, Certification of CEO pursuant to Section 302: Added an omitted paragraph
Exhibit 31.2, Certification of CFO pursuant to Section 302: Added an omitted paragraph
Exhibit 32.1, Certification of CEO & CFO to Section 906: Updated for current language

Sincerely,

/s/ P. Morgan McCune
P. Morgan McCune, CEO / CFO